Exhibit 21.1

ThermoGenesis Holdings, Inc. List of Subsidiaries

1.	ThermoGenesis Corp. Wholly-owned by ThermoGenesis Holdings, Inc. Incorporated in the state of Delaware

2.	TotipotentRX Wholly-owned by ThermoGenesis Holdings, Inc. Incorporated in India

3.	CARTXpress Bio Inc. Subsidiary of ThermoGenesis Corp. 80% equity interest held by ThermoGenesis Holdings, Inc. Incorporated in the state of Delaware